UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐   No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Consolidated Net Income
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF INCOME

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 4, 2004	By /s/ Dina Arifani

(Signature)
Dina Arifani
Acting Head of Investor Relation Unit

INFO MEMO-Q1/2004 (Unaudited)
No.: 200/PR000/UHI/2004
Date : May 4, 2004

This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. Data and information contained herewith are presented based on the Company’s un-audited Financial Statement for the First Quarter of Year 2004 as submitted to the Indonesian Capital Market Authority (BAPEPAM) and the Company is currently still awaiting the finalization of its audit of the 2003 financial statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.

Tickers:

•	NYSE : TLK

•	LSE : TKID

•	JSX : TLKM

Divisions:

•	Telkom Regions: I, II, III, V, VI

•	KSO Regions : IV, VII

Shares in issues:

10,079,999,639 shares

Major Shareholders:

•	Govt. of Indonesia 51.19%

•	Public 48.81%

Conversion Rates (US$ 1.00)

2004 =Rp. 8,565.00 (March 31,'04)
2003 =Rp. 8,720.00 (April 23, '03)

Stock Performance Q1/04

(JCI : Jakarta Composite Index)

Investor Relation Dept.
PT. TELKOM
Grha Citra Caraka
Jl. Gatot Subroto Kav 52, 5th Floor
Jakarta 12710
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : http//www.telkom.co.id

FINANCIAL HIGHLIGHTS (consolidated)

(In billions Rp)

	Q1/ 2003*)	Q1/ 2004**)	Growth
Key indicators	(As restated)	(Unaudited)	(%)
Operating Revenues	5,992	7,710	29
Operating Expenses	3,169	4,488	42
Operating Income	2,824	3,222	14
Net Income	1,649	1,758	7
EBITDA	3,952	4,848	23
Net Income per share (EPS-in Rp)	163.6	174.4	7
Net Income per ADS - in Rp	3,271.5	3,488.9	7

*	) For Q1/2003, six subsidiaries were consolidated within the Company’s Consolidated Financial Statements namely Telkomsel (65%), Dayamitra (90.32%,), Infomedia Nusantara (51%), Indonusa (57.50%), Pro Infokom (51%),Graha Sarana Duta (99.99%).

**	) For Q1/2004, ten subsidiaries were consolidated within the Company’s Consolidated Financial Statements namely: Telkomsel (65%), Infomedia (51%), Indonusa (90.39%), Graha Sarana Duta (99.99%), Dayamitra (90.32%,), Pramindo Ikat Nusantara (100%), Aria West International (100%), Napsindo (60%), Metra (99.99%), Pro Infokom (51%).

•	Increase of Operating Revenues

Total consolidated Operating Revenues grew by 29% to Rp. 7,710 billion. The main contributors to the growth of Operating Revenues were generated by the growth of Data and Internet (74%), Interconnection (41%) and Cellular (36%) and Fixed line (29%). The growth of fixed line revenues were contributed by pulse production growth, and consolidation of Regional Division III and IV.

•	Increase of Operating Expenses

Total consolidated Operating Expenses grew by 42% to Rp.4,488 billion. The main contributors to the growth of Operating Expense were resulted from the consolidation of KSO III and KSO IV which affected the growth of Depreciation (45%), General and Administrative Expense (44%), and Personnel Expense (39%). In addition, the increase of marketing expense in Telkomsel also contributed to the increase of the consolidated operating expense.

•	Increase of Operating Income

Total Operating Income increased by 14% to Rp. 3,222 billion.

•	Increase of Net Income

For the first quarter of 2004 the Company reported Net Income of Rp.1,758 billion, representing an increase of 7% compared to figure of the comparable period of 2003.

•	Strong growth of Line in Service (Fixed Wireline and Fixed Wireless)

TELKOM recorded 8.72 million fixed lines in service, (including 421.6 thousands of fixed wireless) which grew by 12%, and consisted of 7.2 million lines in TELKOM Regions and 1.5 million lines in KSO Regions. The main contributors of the line in service among others are contributed by the growth from TELKOM Regions-VI (18.22.%)and by the introduction of TelkomFlexi service since the second quarter of 2003.

•	Robust growth in Telkomsel’s subscribers

As of March 31, 2004 Telkomsel recorded 10.74 million subscribers which grew by 63% compared to the comparable period of 2003. The total additional subscribers were 1.15 million which was 96% higher than number of subscribers added during the first quarter year 2003.

•	Increase of Telkomsel’s Net Income

For the first quarter of 2004, Telkomsel reported Net Income of Rp.1,228 billion, representing an increase of 40% compared to figure of the comparable period of 2003.

wINFO MEMO Q1- 2004	1

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR THE FIRST QUARTER 2004 RESULTS
Consolidated Net Income for the First Quarter 2004
was Rp 1,758 Trillion (or increased by 7%)

Jakarta, May 4, 2004 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), today announced its unaudited consolidated financial statements and operational results for the first quarter 2004. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

BUSINESS HIGHLIGHTS

OPERATING REVENUES

The 28.7% growth of Operating Revenues was mainly contributed by:

a.	Fixed Phone Revenues which grew by 28.6% amounted to Rp.2.58 trillion whereas one of the reason was caused by 12% of subscribers growth and the impact of consolidation of KSO-III and IV.

b.	Cellular Revenues which grew by 36.3%, amounted to Rp. 2.45 trillion as a result of the 72% growth of prepaid subscribers.

c.	Interconnection Revenues which grew by 41%, amounted to Rp. 1.34 trillion mainly driven by the growing of traffic increase from cellular operators

d.	Data and Internet Revenues which grew by 74.1%, amounted to Rp. 1.00 trillion which was mainly contributed by SMS Revenues, VoIP and Multimediaamounted to Rp 748.6 billion, Rp.88.5 billion, and Rp.172.2 billion respectively.

OPERATING EXPENSES

The 41.6% growth in Operating Expenses was mainly contributed by:

a.	Personnel Expenses which grew by 39.3%, or amounted to Rp.1,384 billion.mainly due to the significant increase of Net Periodic Pension Cost as result of the changing of discount rate on pension cost from 13% to 11%. Additionally, the consolidation of KSO III and KSO IV affected the increase in Vacation Pay, Incentives and Other Benefit (82%), Long Service Award (82%), and Medical Expenses (60%) which also contributed to the increase of Personel Expense.

b.	Operation, Maintenance & Telecommunications Services Expenses which grew by 33.7% or amounted to Rp.955 billion. mainly contributed bythe 34% growth in Telkomsel’s Operation and Maintenance Expenses and consolidation of Regional Division III and IV.

c.	General and Administrative which grew by 44.2% or amounted to Rp.538.3 billion mainly caused by 50% increase of Professional Fees and 48% of Training and Recruitment Expenses.

d.	Marketing Expenses which grew by 79.8% or amounted to Rp.166 billion caused by a significant 251% increase in Telkomsel’s Marketing and Selling Expense and increase in Advertising and Promotion Expenses for the introduction of TELKOM’s new products .

e.	Depreciation and Amortization which grew by 45.2% or amounted to Rp.1,444 billion caused by the growth of new assets and consolidation of new subsidiaries (PT. AWI, Metra and Napsindo), KSO III and KSO IV.

FIXED-LINE IN SERVICE (INCLUDING FIXED WIRELESS)

As of March 31, 2004, TELKOM and all KSO Units recorded 8.72 million fixed lines in service, consisting of 7.2 million lines in service in TELKOM Regions, while 1.5 million lines in service were in KSO Regions.

Net additional fixed wire line lines in service during the first quarter 2004 were 46,670 lines, which was 38% lower than the figure of the comparable period of 2003

As of March 31, 2004, the subscriber-mix consists of 22.9% business, 76.9% residential and 0.18% social subscribers.

FIXED WIRELESS CDMA SERVICES

At the end of first quarter 2004, the amount of TELKOMFlexi subscribers in 43 major cities in Indonesia were as follow:

		As of
	Unit	March 31, 2004
Customer Based (sales)
- Postpaid
ESN	Subscribers	281,398
Classy	Subscribers	63,881
- Prepaid (Trendy)	Subscribers	329,055
Total sales *)	Subscribers	674,334
ARPU/month
- Postpaid	Rp	182,676
- Prepaid	Rp	32,329
Blended	Rp	152,543
Network Data
- BTS	Unit	412
- Home Location Register (HLR)	Subscribers	941,950

*) Subscribers plus sales on starter pack

CELLULAR SERVICES (TELKOMSEL)

As of March 31, 2004, the number of active cellular subscribers of TELKOM associated companies were 10,749,081.The breakdown for each operator is as follows:

Operator, and
TELKOM’s %			Growth
Of ownership	Q1/2003	Q1/2004	(%)
TELKOMSEL (65%)	6,6600,468	10,742,666	63%
MOBISEL (6.40%)	6,415	6,415	0%

Telkomsel held approximately 52 % market share of cellular market in Indonesia.

DATA AND INTERNET SERVICES

As of March 31, 2004, total usage access of TELKOMNet Instan was 8,976 million minutes or grew by 27% compared to the figure of the comparable period of year 2003. Meanwhile as of March 31, 2004, TELKOMSave and TELKOMGlobal usage access was 3,547 million minutes and 17,404 million minutes respectively, or grew 117% and 58% respectively.

w INFO MEMO Q1- 2004	2

CAPITAL EXPENDITURE (CAPEX)

TELKOM (as single entity)

As of March 31, 2004, the company has spent Rp.5,019 billion for its CAPEX during the first quarter of year 2004, consist of:

a.	Rp.642.7 billion for Infrastructure (CDMA Rp.64.9 billion, Non CDMA Rp.577.8 billion);

b.	Rp. 7 billion for Supporting (CDMA Rp 1.7 billion, Non CDMA Rp 5.3 billion)

c.	Rp.4,369 billion for long term investment in subsidiaries which related to KSO resolutions.

TELKOMSEL’s CAPEX

During the first quarter of year 2004, Telkomsel invested Rp. 1,149 billion (US$ 135 million) for network infrastructures and other investments. A number of 298 new Base Transceiver Stations (BTS) and 2,652 Transmitting & Receiving Exchanges (TRXs) were installed and 1,340,000 subscribers capacity were added to the switching capacity (HLR). Overall network capacity as per end of March 2004 was approximately 12 million.

CONSOLIDATED DEBT

As of March 31, 2004, the breakdown of debt portfolio (short-term and long-term) in original currencies and Rupiah equivalents was as follows:

		Original
		Currencies
		(millions
		except IDR in	Rupiah Equivalent
Currencies	Years	billions)	(billions)%
IDR/Rupiah	2003	4,631.13	4,631.13	39.22
	2004	4,089.85	4,089.85	28.70
US Dollar	2003	631.03	5,618.54	47.58
	2004	915.05	7,839.80	55.02
Japanese Yen	2003	17,978.37	1,346.49	11.40
	2004	17,429.46	1,441.38	10.12
Euro	2003	21.89	212.02	1.80
	2004	83.67	877.25	6.16
Total	2003		11,808.18	100.00
	2004		14,248.27	100.00

As of March 31, 2004, 28.70% of the total consolidated debt portfolio was denominated in Rupiah and 71.30% was denominated in foreign currencies, whereas in the same period of 2003, 39.22% of TELKOM’s debt portfolio was denominated in Rupiah and 60.78% was in foreign currencies.

TELKOM’s DEBTs (as single entity)

The breakdown of TELKOM portfolio (unconsolidated short-term and long-term) as of March 31, 2004 was as follows:

		Original
		Currencies	Rupiah
		(millions	Equivalent
Currencies	Years	except IDR in billions)	(billions)%
IDR/Rupiah	2003	4,621.98	4,621.98	46.41
	2004	4,078.19	4,078.19	33.19
US Dollar	2003	424.26	3,778.92	37.94
	2004	768.42	6,581.48	53.57
Japanese Yen	2003	17,978.37	1,346.49	13.52
	2004	17,429.46	1,441.38	11.73
Euro	2003	21.89	212.02	2.13
	2004	17.64	184,81	1.50
Total	2003		9,959.41	100.00
	2004		12,285.86	100.00

As of March 31, 2004, 33.19% of loan portfolio was denominated in Rupiah and 66.81% was denominated in foreign currencies, whereas in the same period of 2003, 46.41% was denominated in Rupiah and 53.59% was in foreign currencies.

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of March 31, 2004, the Company’s deposit was US$ 16.6 million, covering approximately 4.9% of all obligations in foreign currencies from April 1, 2004 to March 31, 2005.

HUMAN RESOURCES

As of March 31, 2004, TELKOM’s (as single entity) total employees were 30,366 persons consisting of 24,179 persons in TELKOM Regions and 6,187 persons in the KSO Regions. During first of quarter 2004, a number of 382 employees have participated in the early retirement program.

Productivity per employee as measured by the number of fixed lines in service per employee as of March 31, 2004 was 248 while as of March 31, 2003 was 186.

RECENT DEVELOPMENTS

TELKOM FULLY CONTROL OPERATIONS IN REGIONAL DIVISION IV

On 20 January 2004 TELKOM entered into an agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”) to amend and restate the KSO Agreement which they had originally signed in 1995 in Regional Division IV — Central Java & Yogyakarta. Under the amended KSO Agreement, for the remaining KSO period, which continues until 31 December 2010, Regional Division IV will operate under the management, supervision, control and responsibility of TELKOM. During this period, TELKOM will be entitled at its sole discretion and expense to construct new telecommunication facilities in Regional Division IV. MGTI will receive a fixed monthly payment drawn from revenues generated by Regional Division IV operations in the amount of US$.5.4 million per month in 2004 up to US$ 6.8 million per month in 2010. After payment of the fixed monthly payment and other operating expenses, TELKOM will be entitled to the balance of the KSO revenues in Regional Division IV. MGTI new shareholders consist of Alberta Telecommunications (99.99%) and Alberta Capital Partners Ltd. (0.01%).

TELKOM APPOINTED KPMG AS AUDITOR FOR THE YEAR 2003

On March 4, 2004 – PT Telekomunikasi Indonesia Tbk (TELKOM) appointed KAP Siddharta, Siddharta & Widjaja, member firm of KPMG as its independent auditor for the 2003.

RESULT OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On March 10, 2004 TELKOM held an Extraordinary General Meeting of Shareholders, which approved and resolved among other things are:

1.	Replacement of the Annual Report and Consolidated Financial Statement for the financial year of 2002.

2.	The restatement of the Audited Consolidated Financial Statements for the year 2000 and 2001.

wINFO MEMO Q1- 2004	3

3.	The redetermination for the allocation of the Company’s Consolidated Net Income for the year 2000 in the amount of Rp.2.775.004.509.812,- including an amount of Rp.470.992.590.436,- which is not a non-distributable object since it is not originating from the Company’s operation. Therefore the recognized consolidated Net Income to be distributed is Rp.2.304.011.919.376,- with the following allocation :

a.	5.51% or Rp.126.950.524.690,- for reserves fund;

b.	38.57% or Rp.888.653.672.827,- for cash dividend;

c.	55.92% or Rp.1.288.407.721.859,- for Retained Earnings for the Company’s Business Development

4.	The redetermination for the allocation of the Company’s Consolidated Net Income for the year 2001 in the amount of Rp.4.068.391.123.249,- as follows :

a.	10.45% or Rp.425.011.024.148,- for reserves fund;

b.	52.23% or Rp.2.125.055.120.741,- for cash dividend;

c.	37.32% or Rp.1.518.324.978.360,- for Retained Earnings for the Company’s Business Development

5.	The redetermination for the allocation of the Company’s Consolidated Net Income for the year 2002 in the amount of Rp.8.039.709.422.626,- as follows:

a.	10.12% or Rp.813.664.218.470,- for reserves fund;

b.	0.26% or Rp.20.863.185.089,- for environment development fund;

c.	41.52% or Rp.3.338.109.614.234,- for cash dividend;

d.	48.10% or Rp.3.867.072.414.833,- for Retained Earnings for the Company’s Business Development

6.	The new composition of the member of the Board of Commissioner of the Company until 2006 AGM.

President Commissioner	: Mr. Tanri Abeng
Commissioner	: Mr. Gatot Trihargo
Commissioner	: Mr. Anggito Abimanyu
Independent Commissioner	: Mr. Arif Arryman
Independent Commissioner	: Mr. P. Sartono

7.	The new composition of the member of the Board of Director of the Company until the remaining terms close of 2005 are as follows:

President Director	: Mr. Kristiono
Director of Finance	: Mr. Rinaldi Firmansyah
Director of Telecommunication Network Business	: Mr. Abdul Haris
Director of Telecommunication Services Business	: Mr. Suryatin Setiawan
Director of Human Resources and Supporting Business	: Mr. Woeryanto Soeradji

TELKOM OWNS 100% SHARES OF PT PRAMINDO IKAT NUSANTARA

On March 15, 2004, TELKOM has completed the payment for the call option of TELKOM’s promissory notes which was issued as a result of the buy-out of PT Pramindo Ikat Nusantara (Pramindo), TELKOM’s KSO Partner in Division I Sumatra pursuant to the Sale and Purchase Agreement signed by TELKOM and the shareholders of Pramindo on April 1, 2002. Currently TELKOM owns 100% of the issued and fully paid shares of Pramindo.

MoC DECREE ON THE TELECOMMUNICATION SECTOR RESTRUCTURING

On March 30, 2004 Minister of Communication announced telecommunication restructuring, among other are as follows:

1.	Compensation for early termination of exclusive rights
The Goverment shall pay to TELKOM (including its KSO Partners) an amount of Rp.478 billion after tax and Indosat shall pay to the Government an amount of Rp.178 billion after tax. The payment of compensation to TELKOM shall be made gradually from the “on top” (above allocated ceiling) fund of the State Budget for the Ministry of Communications after approval by Parliament.

2.	Interconnection Cost-based interconnection fees shall be applicable as from January 1, 2005.

3.	Establishment of Telecommunication Traffic Clearing System (SKTT) The Government established SKTT as the main tool for handling all interconnection matters.

4.	Rebalancing Tariff In accordance to the Governments new policy in tariff rebalancing, TELKOM has` adjusted the amount of tariff with the following rebalancing structure:

1)	Local charges increase by an average of 28.2%

2)	Domestic Long Distance charges decrease by an average of 10%, except during peak hours (7am — 8pm) which decrease by 20%.

3)	Monthly subscription charges increase by an average range of 12% - 25% depending upon its customer segment.

     The current tariffs effective on April 1, 2004, are as follows:

a)	Fixed Wireline

1)	Monthly Charges:

	Business	Residential	Social
	(Rp)	(Rp)	(Rp)
Monthly	38,400 -	20,600 -	12,500 -
Subscription	57,600	32,600	18,500

2)	Usage Charges:

	Price per Per Pulse	Pulse Duration
	(Rp)	Peak	Off Peak
Local
Up to 20 km	250	2 min	3 min
Over 20 km	250	1.5 min	2 min

Domestic Long-distance	Price Per Minute (Rp)	Duration
0-20 km	83 - 122	1 minute
20-30 km	122 - 163	1 minute
30-200 km	325 – 1,290	6 sec
200-500 km	460 – 1,815	6 sec
Over 500 km	570 – 2,270	6 sec

wINFO MEMO Q1- 2004	4

b)	CDMA Fixed Wireless

Tariffs charged to CDMA fixed wireless subscribers are reported as fixed-line revenues. TELKOM offers both postpaid and prepaid fixed wireless services. Postpaid subscribers pay a one-time activation charge of Rp.25,000 and a monthly charge of Rp.30,000. Usage charges for postpaid subscribers as of April 1, 2004 are as follows:

	Price per Per Pulse	Pulse Duration
	(Rp)	Peak	Off Peak
Local	250	1.5 min	2 min

Domestic Long Distance	Price Per Minute (Rp)	Duration
30-200 km	325 — 1,290	6 sec
0-500 km	460 — 1,815	6 sec
Over 500 km	570 — 2,270	6 sec

5. Fixed Wireless Acess FWA is included in the provision of local fixed network services with limited mobility.

6.	Universal Service Obligation Funds for USO development are taken from contributions given by telecommunication operators in the amount of 0.75% of their gross revenues.

7.	IDD License TELKOM is given the right to use access code of 007 for operating international telephone network

/s/ Adek Julianwar

ADEK JULIANWAR

Corporate Secretary

wINFO MEMO Q1- 2004	5

Table 1
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA, Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
March 31, 2003 and 2004
(Figures in tble are presented in millions of Indonesian Rupiah and Thousands of United States Dollar)

	Consolidated			Unconsol
	2003	2004		2004
	As restated
	Rp	Rp	US$	Rp
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,201,912	5,168,915	603,493	2,201,545
Short-term investments - net	10,000	—	—	—
Trade accounts receivables
Related parties - net of allowance for doubful accounts of Rp 111,780 million in 2003 and Rp 82,804 million in 2004	1,080,240	877,855	102,493	1,135,210
Third parties - net of allowance for doubful accounts of Rp 344,577 million in 2003 and Rp 413,726 million in 2004	1,938,364	2,803,208	327,286	1,854,061
Other account receivables - net of allowance for doubful accounts Rp 25,575 million in 2003 and Rp 165,737 million in 2004	157,666	335,305	39,148	2,101,592
Inventories - net of allowance for obsolescence of Rp 51,002 million in 2003 and Rp. 40,414 million in 2004	155,462	177,598	20,735	77,727
Prepaid expenses	555,564	737,839	86,146	403,559
Prepaid taxes	—	—	—	—
Other current Assets	119,910	1,158	135	—
TOTAL CURRENT ASSETS	10,219,118	10,101,878	1,179,436	7,773,694
NON CURRENT ASSETS
Long-term investments - net	176,733	136,741	15,965	9,870,259
Property, plant and equipment - net of accumulated depreciation of Rp 20,779,052 million in 2003 and Rp 26,440,288 million in 2004	29,353,120	34,583,400	4,037,759	17,745,441
Property, plant and equipment under revenue sharing arrangements - net of accumulated depreciation of Rp 863,695 million in 2003 and Rp 827,218 million in 2004	356,890	242,154	28,273	242,154
Advances and other non current assets	384,510	293,185	34,231	215,471
Intangible assets-net of accumulation amortization of Rp. 130,339 million in 2003, and Rp. 180,952 million in 2004	4,577,206	5,251,305	613,112	5,236,071
Advances payment for investment in share of stock	255,505	79,768	9,313	79,768
Escrow accounts	253,945	250,409	29,236	244,343
Property not used in operations	6,218	5,292	618	5,293
TOTAL NON CURRENT ASSETS	35,364,127	40,842,254	4,768,507	33,638,800
TOTAL ASSETS	45,583,245	50,944,132	5,947,943	41,412,494

wINFO MEMO Q1- 2004	6

Table 1 (continued)
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA, Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
March 31, 2003 and 2004
(Figures are presented in millions of Indonesian Rupiah and Thousands of United States Dollar)

	Consolidated			Unconsol
	2003	2004		2004
	As restated
	Rp	Rp	US$	Rp
CURRENT LIABILITIES
Trade accounts payable
Related parties	810,867	676,785	79,018	644,489
Third parties	1,898,017	2,447,132	285,713	1,567,981
Other accounts payable	58,706	53,147	6,205	19,141
Taxes payable	516,992	596,350	69,626	193,964
Dividen payable	404,094	11,799	1,378	3,022
Accrued expenses	1,929,869	1,552,915	181,309	834,137
Unearned income	429,829	755,059	88,156	32,774
Advances from customers and suppliers	353,139	427,791	49,946	321,114
Short term bank loan	—	999,453	116,690	999,453
Current maturities of long-term liabilities	2,649,567	2,095,281	244,633	1,593,952
TOTAL CURRENT LIABILITIES	9,051,080	9,615,712	1,122,674	6,210,027
NON CURRENT LIABILITIES
Deferred tax liabilities - net	3,043,403	3,834,588	447,704	2,818,991
Unearned income under revenue sharing arrangements	127,842	61,805	7,216	61,805
Unearned initial investor payment under joint operation scheme	64,781	28,496	3,327	103,608
Accrued Long Service Award	411,327	428,317	50,008	428,317
Accrued post retirement health care benefit	1,833,873	2,508,099	292,831	2,508,099
Long-term debts - net of current maturities
Two-step loans - related parties	7,526,634	6,495,522	758,380	6,495,522
Suppliers’ credit loans	174,547	680	79	—
Bridging loan	53,077	517	60	—
Project cost payable	12,523	228	27	228
Guaranteed Notes and Bonds	2,310,206	1,761,501	205,663	981,719
Bank loan	135,101	2,138,447	249,673	1,467,494
Other long-term debts	69,022	9,150	1,068	—
Liabilities for acquisation of subsidiaries	1,149,157	747,491	87,273	747,491
TOTAL NONCURRENT LIABILITIES	16,911,493	18,014,841	2,103,309	15,613,273
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	3,359,027	3,724,385	434,838	—
EQUITY
Capital stock - Rp 500 par value per series-A Dwiwarna share and series-B shares. Authorized - 1 A Dwiwarna share and 39.999.999.999 B shares Issued and fully paid - 1 A Dwiwarna share and 10.079.999.639 B shares	5,040,000	5,040,000	588,441	5,040,000
Additional paid-in capital	1,073,333	1,073,333	125,316	1,073,333
Difference in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)	(850,936)	(7,288,271)
Difference due to change of equity in associated companies	424,020	424,020	49,506	424,020
Transaction adjustment	234,853	224,229	26,180	224,229
Retained earning:
Appropriated	745,404	1,559,068	182,028	1,559,068
Un-appropriated	16,032,306	18,556,815	2,166,587	18,556,815
TOTAL EQUITY	16,261,645	19,589,194	2,287,122	19,589,194
TOTAL LIABILITIES AND EQUITY	45,583,245	50,944,132	5,947,943	41,412,494

wINFO MEMO Q1- 2004	7

Table 2
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA, Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED MARCH 31, 2003 and 2004
(Figures in table are presented in millions of Indonesian Rupiah and Thousands of United States Dollar)

	Consolidated			Unconsol,
	2003	2004		2004
	As restated
	Rp	Rp	US$	Rp
OPERATING REVENUES
Telephone
Fixed lines	2,006,997	2,581,647	301,418	1,955,590
Cellular	1,797,072	2,449,493	285,989	—
Interconnection revenues	946,073	1,335,802	155,961	956,306
Revenue under joint operation scheme	427,362	94,807	11,069	266,564
Data and internet	579,822	1,009,452	117,858	251,566
Network	122,387	120,726	14,095	257,858
Revenues under revenue sharing arrangement	64,165	59,173	6,909	58,216
Other telecommunications services	48,474	58,803	6,865	302
Total Operating Revenues	5,992,352	7,709,903	900,164	3,746,402
OPERATING EXPENSES
Personnel	993,858	1,384,220	161,614	1,081,464
Depreciation	994,520	1,443,664	168,554	667,684
Operation, maintenance and telecommunications services	714,464	955,204	111,524	360,744
General and administrative	373,378	538,335	62,853	391,918
Marketing	92,353	166,096	19,392	58,366
Total Operating Expenses	3,168,573	4,487,519	523,937	2,560,177
OPERATING INCOME	2,823,779	3,222,384	376,227	1,186,226
OTHER INCOME (CHARGES)
Interest income	103,971	53,799	6,281	27,514
Interest expense	(361,835)	(288,246)	(33,654)	(206,646)
Gain (loss) on foreign exchange - net	68,268	13,015	1,520	(15,630)
Equity in net gain (loss) of associated companies	357	18	2	1,023,133
Others - net	8,769	113,820	13,289	83,226
Total Other Income (Charges)-net	(180,470)	(107,594)	(12,562)	911,598
INCOME BEFORE TAX	2,643,309	3,114,790	363,665	2,097,824
TAX EXPENSE	(682,423)	(922,025)	(107,651)	(339,418)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,960,886	2,192,765	256,014	1,758,406
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(312,047)	(434,359)	(50,713)	—
NET INCOME	1,648,839	1,758,406	205,301	1,758,406
NET INCOME PER SHARE	163.58	174.45	0.02	174.45
NET INCOME PER ADS (20 SERIES-B SHARES PER ADS)	3,275.51	3,488.90	0.41	3,488.90

wINFO MEMO Q1- 2004	8

Table 3
Breakdown of the Statement of Income
For the The First Quarter Ended March 31, 2003 and 2004

	2003	2004	Growth
	(Rp. Million)	(Rp. Million)	(%)
	As restated
1	2	3	4 = (3-2)/2
OPERATING REVENUE
Fixed Phone (wireline + wireless)
Local	529,670	675,496	27.53
Long distance	945,129	1,231,671	30.32
Monthly subscription charges	436,682	596,705	36.65
Instalation charges	40,818	55,308	35.50
Phone card-net	8,437	3,927	(53.46)
Others	46,261	18,540	(59.92)
Total Fixed Phone Revenues	2,006,997	2,581,647	28.63
Cellular	1,797,072	2,449,493	36.30
Interconnection
International calls	119,949	117,895	(1.71)
Cellular	792,907	1,197,891	51.08
Others	33,218	20,017	(39.74)
Total Interconnection Revenues	946,073	1,335,802	41.19
Revenue Under Joint Operation Scheme (JOS)
Minimum TELKOM Revenue (MTR)	268,247	17,775	(93.37)
Distributable TELKOM Revenue (DTR)	156,446	76,842	(50.88)
Amortization of Initial Investor Payments	2,669	190	(92.88)
Total Revenue under JOS	427,362	94,807	(77.82)
Data and Internet
SMS	418,407	748,642	78.93
VoIP	50,629	88,544	74.89
Multimedia:
Telkomnet Instan	92,189	146,305	58.70
Other Multimedia (ISDN etc.)	18,597	25,961	39.60
Total Data and Internet Revenues	579,822	1,009,452	74.10
Network
Leased lines	43,526	69,089	58.73
Satellite transponder	78,861	51,637	(34.52)
Total Network Revenues	122,387	120,726	(1.36)
Revenues under Revenue Sharing Arrangement	64,165	59,173	(7.78)
Other Telecommunication Services (OTS)
Telex and telegram	694	309	(55.48)
Others	47,780	58,492	22.42
Total OTS Revenues	48,474	58,801	21.30
TOTAL OPERATING REVENUES	5,992,351	7,709,903	28.66
OPERATING EXPENSES
Personnel	993,858	1,384,220	39.28
Depreciation	994,520	1,443,664	45.16
Operation, maintenance and telecommunications services
Operation and maintenance	314,997	362,205	14.99
Cost of phone cards	33,910	83,302	145.66
Lisence (Concession fees & radio frequency usage charges)	158,915	196,613	23.72
Others (rent, electricity, etc)	206,641	313,085	51.51
Total O & M	714,464	955,204	33.70
General and administrative
Provision for doubful account and inventory obsolescence	68,715	98,348	43.12
Training, education and recruitment	18,818	32,833	74.48
Research, development and consultant	14,616	26,457	81.01
Others	271,229	380,697	40.36
Total G & A	373,378	538,335	44.18
Marketing	92,354	166,096	79.85
TOTAL OPERATING EXPENSES	3,168,573	4,487,519	41.63
OPERATING INCOME	2,823,778	3,222,384	14.12

w INFO MEMO Q1- 2004	9

Table 3 (continued)
Breakdown of the Statement of Income
For the The First Quarter Ended March 31, 2003 and 2004

	2003	2004	Growth
	(Rp. Million)	(Rp. Million)	(%)
1	2	3	4 = (3-2)/2
OTHER INCOME (CHARGE)
Interest income	103,971	53,799	(48.26)
Interest expense	(361,835)	(288,246)	(20.34)
Gain (loss) on foreign exchange - net	68,268	13,015	(80.94)
Equity in net income (loss) of associated companies	357	18	(94.96)
Gain on sales of equity in Telkomsel	—	—
Others	8,769	113,820	1,197.98
Total Other Income (Charge)	(180,470)	(107,594)	(40.38)
INCOME BERFORE TAX	2,643,308	3,114,790	17.84
TAX EXPENSE	(682,423)	(922,025)	35.11
INCOME BERFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	1,960,886	2,192,765	11.83
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(312,047)	(434,359)	39.20
NET INCOME	1,648,839	1,758,406	6.65
NET INCOME PER SHARE	163.58	174.45	6.65
NET INCOME PER ADS (20 SERIES B SHARE PER ADS)	3,271.51	3,488.90	6.65

w INFO MEMO Q1- 2004	10

Table
FINANCIAL RATIOS FOR THE THREE MONTHS ENDED MARCH 31, 2003 & 2004

	2003	2004	Growth (%)
1	2	3	4=(3-2)/2
Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	26.39	26.17	(0.23)
Domestic Long Distance Calls (%)	47.09	47.71	0.62
Monthly subscription charges (%)	21.76	23.11	1.36
Installation charges (%)	2.03	2.14	0.11
Phone-card	0.42	0.15	(0.27)
Others (%)	2.30	0.72	(1.59)
Contribution to total operating revenues:
Cellular (%)	29.99	31.77	1.78
Fixed-phone (%)	33.49	33.48	(0.01)
Revenue under JOS (%)	7.13	1.23	(5.90)
Interconnection (%)	15.79	17.33	1.54
Network (%)	2.04	1.57	(0.48)
Data dan internet (%)	9.68	13.09	3.42
Revenue under RSA (%)	1.07	0.77	(0.30)
Other telecommunications services (%)	0.81	0.76	(0.05)
Average Fixed Phone Revenue per user/month	175,265	183,644	4.78
EBITDA (Rp million)	3,951,716	4,848,322	22.69
EBITDA margin (%)	65.95	62.88	(3.06)
Operating margin (%)	47.12	41.80	(5.33)
Profit Margin (%)	27.52	22.81	(4.71)
Current ratio (%)	112.90	105.06	(7.85)
Return on Assets (%)	3.62	3.45	(0.17)
Return on Equity (%)	10.14	8.98	(1.16)
Total Liabilities to Equity (%)	159.66	141.05	(18.61)
Gearing (Net Debt to Equity) (%)	48.38	46.35	(2.03)
Debt to Equity (%)	86.58	72.74	(13.85)
Debt to EBITDA (%)	356.30	293.88	(62.42)
Debt Service Ratio (Times)	1.3	1.4	0.12
EBITDA to Interest Expense (limes)	10.9	16.8	5.9
EBITDA to Net Debt (%)	50.2	53.4	3.17
CAPEX to Operating Revenue (%)- Telkom as Individual Entity	9.1	17.3	8.24

wINFO MEMO Q1- 2004	11

Table 5
FIXED TELEPHONE LINE
As of March 2003 and 2004

				GROWTH
	UNIT	Q1/2003	Q1/2004	( % )
1	2	3	4	5=(4-3)/3
Exchange Capacity TELKOM Division
Wireline	Lines	6,803,342	7,810,499	14.80%
Wireless	Lines	—	666,050	0.00%
Total Exchange Cap. TELKOM (Wireline & Wireless)	Lines	6,803,342	8,476,549	24.59%
Exchange Capacity KSO Division
Wireline	Lines	2,452,173	1,655,383	-32.49%
Wireless (MSC)	Lines	—	108,650	0.00%
Total Exchange Cap. KSO (Wireline & Wireless)	Lines	2,452,173	1,764,033	-28.06%
Exchange Capacity TELKOM & KSO Division
Wireline	Lines	9,255,515	9,465,882	2.27%
Wireless	Lines	—	774,700	0.00%
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines	9,255,515	10,240,582	10.64%
Installed Lines TELKOM Division
Wireline	Lines	6,270,161	7,315,914	16.68%
Wireless	Lines	—	650,550	0.00%
Total Installed Lines TELKOM (Wireline & Wireless)	Lines	6,270,161	7,966,464	27.05%
Installed Lines KSO Division
Wireline	Lines	2,247,658	1,576,832	-29.85%
Wireless	Lines	—	108,650	0.00%
Total Installed Lines KSO (Wireline & Wireless)	Lines	2,247,658	1,685,482	-25.01%
Installed Lines TELKOM & KSO Division
Wireline	Lines	8,517,819	8,892,746	4.40%
Wireless	Lines	—	759,200	0.00%
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines	8,517,819	9,651,946	13.31%
Subscribers TELKOM Division
Wireline	Lines	5,448,708	6,507,681	19.44%
Wireless	Lines	—	349,810	0.00%
Total Subscribers TELKOM Division (Wireline & Wireless)	Lines	5,448,708	6,857,491	25.86%
Subscribers KSO Division
Wireline	Lines	1,972,162	1,389,683	-29.54%
Wireless	Lines	—	70,683	0.00%
Total Subscribers KSO Division (Wireline & Wireless)	Lines	1,972,162	1,460,366	-25.95%
Subscribers TELKOM & KSO Division
Wireline	Lines	7,420,870	7,897,364	6.42%
Wireless	Lines	—	420,493	0.00%
Tot Subscribers -TELKOM & KSO Div (Wireline & Wireless)	Lines	7,420,870	8,317,857	12.09%
Public Phone TELKOM Division
Wireline	Lines	317,709	353,851	11.38%
Wireless	Lines	17	1,124	6511.76%
Tot Public Phone TELKOM Div (Wireline & Wireless)	Lines	317,726	354,975	11.72%
Public Phone KSO Division
Wireline	Lines	86,556	56,601	-34.61%
Wireless	Lines	—	—	0.00%
Total Public Phone KSO Division (Wireline & Wireless)	Lines	86,556	56,601	-34.61%
Public Phone TELKOM & KSO Division
Wireline	Lines	404,265	410,452	1.53%
Wireless	Lines	17	1,124	6511.76%
Tot Public Phone TELKOM & KSO Div (Wireline & Wireless)	Lines	404,282	411,576	1.80%
Lis Fixed TELKOM Division
Wireline	Lines	5,766,434	6,861,532	18.99%
Wireless	Lines	—	350,934	0.00%
Total Lines In Services TELKOM (Wireline & Wireless)	Lines	5,766,434	7,212,466	25.08%
Lis Fixed KSO Division
Wireline	Lines	2,058,718	1,446,284	-29.75%
Wireless	Lines	—	70,683	0.00%
Total Lines In Services KSO (Wireline & Wireless)	Lines	2,058,718	1,516,967	-26.31%
Lis Fixed TELKOM & KSO Division
Wireline	Lines	7,825,152	8,307,816	6.17%
Wireless	Lines	—	421,617	0.00%
Tot LIS TELKOM & KSO Div (Wireline & Wireless)	Lines	7,825,152	8,729,433	11.56%

Column 3	Column 4
TELKOM Division includes :	TELKOM Division includes :
Regional Division - I Sumatera	Regional Division - I Sumatera
Regional Division - II Jakarta	Regional Division - II Jakarta
Regional Division - V East Java	Regional Division - III West Java
Regional Division - VI kalimantan	Regional Division - V East Java
Regional Division - VI Kalimantan

w INFO MEMO Q1- 2004	12

Table 6
PRODUCTION
As of March 31, 2003 and 2004

				GROWTH
	Unit	Q1/2003	Q1/2004	( % )
1	2	3	4	5=(4-3)/3
Production :
Subscriber -TELKOM Division
Wireline	Pulses	10,744,363,106	13,296,411,108	23.75%
Wireless (exclude data & sms)		—	51,574,880,875
Tot Subscriber Prod - TELKOM Div (Wireline & Wireless)	Pulses	10,744,363,106
Subscriber -KSO Division
Wireline	Pulses	3,914,537,038	3,012,947,824	-23.03%
Wireless (exclude data & sms)		—	13,178,160,637	0.00%
Tot Subscriber Prod - KSO Div (Wireline & Wireless)	Pulses	3,914,537,038
Subscriber TELKOM & KSO Division
Wireline	Pulses	14,658,900,144	16,309,358,932	11.26%
Wireless (exclude data & sms)		—	64,753,041,511
Tot Subsc Prod - TELKOM & KSO Div (Wireline & Wireless)	Pulses	14,658,900,144
Public Phone -TELKOM Division
Wireline	Pulses	2,964,145,085	3,080,308,860	3.92%
Wireless (exclude data & sms)		—	1,914,925,515
Tot Public Phone Prod - TELKOM Div (Wireline & Wireless)	Pulses	2,964,145,085
Public Phone - KSO Division
Wireline	Pulses	1,411,886,220	1,045,477,772	-25.95%
Wireless (exclude data & sms)		—	—	0.00%
Tot Public Phone Prod - KSO Div (Wireline & Wireless)	Pulses	1,411,886,220
Public Phone - TELKOM & KSO Division
Wireline	Pulses	4,376,031,305	4,125,786,632	-5.72%
Wireless (exclude data & sms)		—	1,914,925,515
Tot Public Phone Prod - TELKOM & KSO Div (Wireline & Wireless)	Pulses	4,376,031,305
Lines in Services - Production
Wireline	Pulses	19,034,931,449	20,435,145,564	7.36%
Wireless (exclude data & sms)		—	66,683,712,972	0.00%
Tot LIS’s Pulse Prod TELKOM & KSO Div (Wireline & Wireless)	Pulses	19,034,931,449
Productivity Per Average Subscriber Line
Wireline	Pulses/Line	1,986	2,077	4.56%
Wireless (* 2003 Pulse/Line, 2004 Detik/Line)		—	307,986	0.00%
Pulses Per Avrg, Subscr, Line ( TELKOM & KSO Division )	Pulses/Line	1,985
Productivity Per Average LIS
Wireline	Pulses/Line	2,446	2,474	1.15%
Wireless		—	316,324	0.00%
Pulses Per Average LIS ( TELKOM & KSO Division )	Pulses/Line	2,444

     Note :Wireless production : 2003 (pulses), 2004 (second)

Column 3	Column 4
TELKOM Division includes :	TELKOM Division includes :
Regional Division - I Sumatera	Regional Division - I Sumatera
Regional Division - II Jakarta	Regional Division - II Jakarta
Regional Division - V East Java	Regional Division - III West Java
Regional Division - VI kalimantan	Regional Division - V East Java
Regional Division - VI Kalimantan

w INFO MEMO Q1- 2004	13

Table 7
OPERATIONAL RATIO
As March 31, 2003 and 2004

				GROWTH
	UNIT	Q1/2003	Q1/2004	( % )
1	2	3	4	5=(4-3)/3
Subscriber Mix - TELKOM Division (Wireline - Wireless)
Bisnis	Percent	18.90	23.16	22.57%
Residensial	Percent	80.88	76.64	-5.24%
Sosial	Percent	0.22	0.19	-12.47%
Subscriber Mix - KSO Division (Wireline - Wireless)
Bisnis	Percent	17.02	21.67	27.28%
Residensial	Percent	82.51	78.24	-5.17%
Sosial	Percent	0.47	0.09
Subscriber Mix - TELKOM & KSO Division (Wireline - Wireless)
Bisnis	Percent	18.57	22.90	23.35%
Residensial	Percent	81.17	76.92	-5.23%
Sosial	Percent	0.27	0.18	-33.91%
Local & LD call contribution on subscriber production
Wireline production
Local call	Percent	31.90	31.01	-2.80%
Long Distance call	Percent	68.10	68.99	1.31%
Wireless production
Local call	Percent	14.03	33.86
Long Distance call	Percent	85.97	66.14
Utilization RATE (LIS/IL)
Wireline	Percent	91.87	93.42	1.69%
Wireless	Percent	0.00	55.53	0.00%
Wireline & Wireless	Percent	91.87	90.44	-1.55%
Occupancy Rate (connected/exchange cap.)
Wireline	Percent	85.04	88.38	3.92%
Wireless	Percent	0.00	97.41	0.00%
Wireline & Wireless	Percent	85.15	89.06	4.60%
Call Completion Rate
Local	Percent	75.60	77.09	1.97%
Domestic Long Distance	Percent	66.59	69.74	4.73%
Employees
TELKOM Division	Persons	24,520	24,179	-1.39%
KSO Division	Persons	10,110	6,187	-38.80%
Employees (TELKOM & KSO Division)	Persons	34,630	30,366	-12.31%
Productivity (LIS/Employees)
TELKOM Division	Lines/Empl	235.17	298.29	26.84%
KSO Division	Lines/Empl	203.63	245.19	20.41%
Productivity (TELKOM & KSO Division)	Lines/Empl	225.96	287.47	27.22%
Density (LIS Per 100 Inhabitants)
TELKOM Division	Percent	4.55	4.38	-3.60%
KSO Division	Percent	2.01	1.97	-2.31%
Density (TELKOM & KSO Division)	Percent	3.42	3.61	5.75%

Column 3	Column 4
TELKOM Division includes :	TELKOM Division includes :
Regional Division - I Sumatera	Regional Division - I Sumatera
Regional Division - II Jakarta	Regional Division - II Jakarta
Regional Division - V East Java	Regional Division - III West Java
Regional Division - VI kalimantan	Regional Division - V East Java
Regional Division - VI Kalimantan

Table 8
KSO Performance as of March 31, 2004

Key Indicators	KSO I	KSO IV	KSO VI	KSO VII
	(in billions Rp)	(in billions Rp)	(in billions Rp)	(in billions Rp)
MTR	132	35	36	65
DTR	99	16	42	64
Total	231	51	79	129

wINFO MEMO Q1- 2004	14

Table 9
OPERATIONAL PERFORMANCE REGIONAL DIVISION
A of March 31, 2003 and 2004

				GROWTH
	DIVISION	Q1/ 2003	Q1/ 2004%
1. EXCHANGE CAPACITY
a. WIRELINE	1	1,269,208	1,310,530	3.26%
	2	3,396,484	3,438,739	1.24%
	3	868,654	884,254	1.80%
	4	770,289	770,289	0.00%
	5	1,726,392	1,748,742	1.29%
	6	411,258	428,234	4.13%
	7	813,230	885,094	8.84%
SUB TOTAL		9,255,515	9,465,882	2.27%
b. WIRELESS ( MSC )	1	—	167,940
	2	—	255,410
	3	—	92,800
	4	—	47,100
	5	—	129,900
	6	—	20,000
	7	—	61,550
SUB TOTAL		—	774,700
TOTAL EXCHANGE CAPACITY		9,255,515	10,240,582	10.64%
2. INSTALLED LINES
a. WIRELINE	1	1,213,454	1,261,934	4.00%
	2	3,116,494	3,218,332	3.27%
	3	731,463	788,735	7.83%
	4	731,260	739,285	1.10%
	5	1,549,905	1,618,679	4.44%
	6	390,308	428,234	9.72%
	7	784,935	837,547	6.70%
SUB TOTAL		8,517,819	8,892,746	4.40%
b. WIRELESS	1	—	167,940
	2	—	239,910
	3	—	92,800
	4	—	47,100
	5	—	129,900
	6	—	20,000
	7	—	61,550
SUB TOTAL		—	759,200
TOTAL INSTALLED LINES		8,517,819	9,651,946	13.31%
3. SUBCRIBERS
a. WIRELINE	1	1,096,507	1,171,178	6.81%
	2	2,666,121	2,784,739	4.45%
	3	652,804	710,440	8.83%
	4	619,458	640,626	3.42%
	5	1,351,050	1,443,695	6.86%
	6	335,030	397,629	18.68%
	7	699,900	749,057	7.02%
SUB TOTAL		7,420,870	7,897,364	6.42%
b. WIRELESS	1	—	48,465
	2	—	150,915
	3	—	18,505
	4	—	30,951
	5	—	106,279
	6	—	25,646
	7	—	39,732
SUB TOTAL		—	420,493
TOTAL SUBCRIBERS		7,420,870	8,317,857	12.09%
4. LINE IN SERVICE
a. WIRELINE	1	1,136,553	1,218,807	7.24%
	2	2,828,866	2,945,483	4.12%
	3	682,988	737,984	8.05%
	4	650,258	671,185	3.22%
	5	1,452,331	1,547,058	6.52%
	6	348,684	412,200	18.22%
	7	725,472	775,099	6.84%
SUB TOTAL		7,825,152	8,307,816	6.17%
b. WIRELESS	1	—	49,056
	2	—	150,915
	3	—	18,505
	4	—	30,951
	5	—	106,287
	6	—	26,171
	7	—	39,732
SUB TOTAL		—	421,617
TOTAL LINE IN SERVICE		7,825,152	8,729,433	11.56%

wINFO MEMO Q1- 2004	15

Table 9 (continued)
OPERATIONAL PERFORMANCE REGIONAL DIVISION
A of March 31, 2003 and 2004

				GROWTH
	DIVISION	Q1/ 2003	Q1/ 2004%
5. LINE IN SERVICE PRODUCTION
a. WIRELINE (PULSE)	1	3,109,912,383	3,454,089,768	11.07%
	2	6,523,373,823	7,005,325,238	7.39%
	3	1,538,489,429	1,715,631,682	11.51%
	4	1,664,872,327	1,805,179,654	8.43%
	5	2,930,762,708	3,109,123,886	6.09%
	6	1,144,459,277	1,092,549,394	-4.54%
	7	2,123,061,502	2,253,245,942	6.13%
SUB TOTAL		19,034,931,449	20,435,145,564	7.36%
b. WIRELESS (SECOND)	1	—	8,499,777,297
all service production exclude data & sms	2	—	23,460,342,489
	3	—	6,039,079,154
	4	—	1,511,250,570
	5	—	8,940,721,362
	6	—	6,565,632,032
	7	—	11,666,910,067
SUB TOTAL		—	66,683,712,972
TOTAL LINE IN SERVICE PRODUCTION		19,034,931,449

Column 3	Column 4
TELKOM Division includes :	TELKOM Division includes :
Regional Division - I Sumatera	Regional Division - I Sumatera
Regional Division - II Jakarta	Regional Division - II Jakarta
Regional Division - V East Java	Regional Division - III West Java
Regional Division - VI kalimantan	Regional Division - V East Java Regional Division - VI Kalimantan

wINFO MEMO Q1- 2004	16

Table 10
PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of March 31, 2003 and 2004
(In millions of Rupiah and Thousands in US Dollar)

	2003	2004
ASSETS	Rp .	Rp .	US$ (1)	Growth
CURRENT ASSETS
Cash and cash equivalents (2)	1,110,873	2,173,547	253,121	96%
Acct. receivable - net of allow. for doubtful acct.	161,755	261,708	30,477	62%
Accrued income - net of allow. for doubtful acct.	322,369	375,715	43,754	17%
Inventories - net of allow. for obsolescence	49,822	32,439	3,778	-35%
Prepaid tax and expenses	215,321	351,189	40,898	63%
Advances	7,770	30,662	3,571	295%
Others	103,818	7,614	887	-93%
Total Current Assets	1,971,728	3,232,874	376,486	64%
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	12,782,513	17,668,880	2,057,631	38%
Work in progress	227,282	210,573	24,522	-7%
Accumulated depreciation	(2,721,919)	(4,662,334)	(542,953)	71%
PPE - net book value	10,287,876	13,217,119	1,539,200	28%
OTHER ASSETS	47,473	49,423	5,756	4%
TOTAL ASSETS	12,307,077	16,499,416	1,921,442	34%
CURRENT LIABILITIES
Short-term loan	—	—	—
Accounts payable	440,445	235,185	27,388	-47%
Accrued liabilities	1,505,336	1,448,992	168,743	-4%
Taxes payable	223,342	373,526	43,499	67%
Unearned income	356,151	703,930	81,976	98%
Dividend payable	1,114,870	—	—	—
Curr. maturities of long-term loan	—	191,144	22,260
Curr. maturities of obligation under cap. lease	819	—	—	-100%
Other current liabilities	52,374	—	—	—
Total Current Liabilities	3,693,337	2,952,777	343,866	-20%
LONG-TERM LIABILITIES
Guaranteed notes - net	1,332,893	779,782	90,810	-41%
Long term loan - net of current maturities	—	669,003	77,909
Total Long-term Liabilities	1,332,893	1,448,785	168,719	9%
DEFERRED TAX LIABILITIES - NET	327,083	575,119	66,976	76%
EQUITY
Capital stock - Rp 1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid - 182,570 shares	182,570	182,570	21,261	0%
Additional paid-in capital	1,504,854	1,504,854	175,248	0%
Retained earnings	5,266,340	9,835,311	1,145,372	87%
Total Equity	6,953,764	11,522,735	1,341,881	66%
TOTAL LIAB. & STOCKHOLDERS’ EQUITY	12,307,077	16,499,416	1,921,442	34%

Notes:

(1) US$1 = Rp 8,565.00 (March 31, 2004)

(2) Consisting of US$70.2 millions, Euro 86.4 millions and Rp 562 billions for 2004

wINFO MEMO Q1- 2004	17

Tabel 11
PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
For The First Quarter Ended March 31, 2003 and 2004
(In millions of Rupiah and Thousands in US Dollar)

	2003	2004
	Rp .	Rp .	US$ (1)	Growth
OPERATING REVENUES
Post-paid (kartuHALO)	794,325	897,271	105,661	13%
Prepaid (simPATI)	1,421,077	2,279,129	268,385	60%
International roaming	102,148	105,260	12,395	3%
Interconnection revenues (outpayment) - net	2,361	47,965	5,648	1932%
Total Operating Revenues	2,319,911	3,329,625	392,089	44%
OPERATING EXPENSES
Personnel	68,421	117,990	13,894	72%
Operation & maintenance	382,535	470,152	55,364	23%
General & administrative	76,092	125,064	14,727	64%
Marketing & selling	21,032	73,896	8,702	251%
Rev. dependent & other cost of services	115,600	163,050	19,200	41%
Depreciation and amortization	344,784	642,565	75,667	86%
Total Operating Expenses	1,008,464	1,592,717	187,554	58%
EBIT (EARNINGS BEFORE INTEREST & TAXES)	1,311,447	1,736,908	204,535	32%
OTHER INCOME/(CHARGES)
Interest income/(expenses)	(23,677)	(64,060)	(7,544)	171%
Foreign exchange gain/(loss)	(5,137)	57,814	6,808	1225%
Others - net	(15,898)	8,789	1,035	155%
Other income/(charges) - net	(44,712)	2,543	299	-106%
INCOME BEFORE TAX	1,266,735	1,739,451	204,834	37%
PROVISION FOR INCOME TAX	387,190	511,094	60,185	32%
NET INCOME	879,545	1,228,357	144,649	40%
EBITDA	1,656,231	2,379,473	280,202	44%
EBITDA MARGIN	71%	71%	71%	0%

wINFO MEMO Q1- 2004	18

Table 12
PT TELEKOMUNIKASI SELULAR (TELKOMSEL)
Operational Indicators as of March 31, 2003 & 2004

	Unit	2003	2004	Growth
CUSTOMER BASE
Net Additions
kartuHALO	Subscriber	21,408	25,341	18%
simPATI	Subscriber	568,288	1,128,518	99%
Total	Subscriber	589,696	1,153,859	96%
Customer base
kartuHALO	Subscriber	944,413	1,032,375	9%
simPATI	Subscriber	5,656,055	9,710,291	72%
Total	Subscriber	6,600,468	10,742,666	63%
ARPU
Total (3 months average)
kartuHALO	Rp.’000 per mo.	305	327	7%
simPATI	Rp.’000 per mo.	93	90	-3%
Blended	Rp.’000 per mo.	125	115	-8%
Non-voice/SMS (3 months average)
kartuHALO	Rp.’000 per mo.	27	35	30%
simPATI	Rp.’000 per mo.	21	24	14%
Blended	Rp.’000 per mo.	22	25	14%
SMS
# messages/sub/month kartuHALO	message	103	123	19%
# messages/sub/month simPATI	message	65	71	9%
NETWORK DATA
BTS/TRX
Base stations installed	Unit	3,903	5,118	31%
Transmit receive exchanges (TRX)	Unit	32,301	41,276	28%
Capacity
Switching - HLR capacity	Subs. ’000	10,295	15,795	53%
Switching - VLR capacity	Subs. ’000	10,115	15,195	50%
Prepaid capacity	Subs. ’000	7,740	14,234	84%
Quality of service
Call success rate	%	90.69%	96.02%	5.33%
Call completion rate	%	98.74%	99.29%	0.55%
EMPLOYEE DATA
Total employees	person	2,629	3,001	14%
Efficiency ratio	Subs/employee	2,510	3,580	43%

wINFO MEMO Q1- 2004	19